Biovail Corporation International (ticker: BVF, exchange: The New York Stock Exchange) News Release - Wednesday, July 28, 1999
-----------------------------------------------------------------------------

BIOVAIL REPORTS RECORD 1999 SECOND QUARTER AND YEAR TO DATE FINANCIAL RESULTS

TORONTO--(BW HealthWire)--July 28, 1999--Biovail Corporation International (NYSE:BVF) (TSE:BVF.) today reported record second quarter and six month financial results for the period ended June 30, 1999.

Revenue for the second quarter and first half of 1999 increased by 43% and 37% respectively to $36.2 million and $64.4 million, compared to second quarter 1998 revenue of $25.3 million and first half 1998 revenue of $47.1 million.

Operating income for the quarter was $15.5 million and for the first half of 1999 was $27.1 million, representing increases of 53% and 46% respectively over the comparable periods of 1998.

Net income of $12.1 million or $0.49 per share was achieved in the quarter, a 26% increase over the net income of $9.5 million or $0.36 per share earned in 1998. For the first half of 1999, net income of $20.4 million or $0.83 per share was achieved, a 17% increase over $17.4 million or $0.65 per share in the comparable period of 1998.

Revenue and income improvements in both the second quarter and first half of 1999 are primarily attributable to increasing market penetration of Tiazac-Registered Trademark-, Biovail's prescription drug used in the treatment of angina and hypertension, in the United States and Canada. In addition, the launch of a generic version of the angina/hypertension drug Verelan in the United States and the Canadian launches of Retavase, a fibrinolytic clot dissolving product, Brexidol, used for the relief of pain and Celexa, an anti-depressant have all contributed to the company's increasing revenue and income performance.

Eugene Melnyk, Chairman of the Board commented, "We are very pleased to report that the strategic initiatives undertaken at Biovail historically are today generating continually improving financial results. Our pipeline of products is very strong and is expected to contribute significantly in the near future. In addition, completion of the recently announced merger agreement with Fuisz Technologies Ltd. will provide the combined operations with leading edge drug delivery technology platforms that can be applied to a wide array of important drugs. This acquisition provides Biovail greater leverage to take advantage of the many exciting opportunities available to the company."

Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation

Reform Act of 1995.

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

                    BIOVAIL CORPORATION INTERNATIONAL
                       CONSOLIDATED BALANCE SHEETS
      (All dollar amounts are expressed in thousands of U.S. dollars)

                                                    June 30,    December 31,
                                                      1999          1998
                                                   -----------  ------------
                                                   (Unaudited)    (Audited)
          ASSETS
Current
  Cash and short-term deposits                      $ 86,358       $ 78,279
  Accounts receivable                                 36,521         42,768
  Inventories                                         15,199         10,542
  Executive stock purchase plan loans                  3,025          2,924
  Deposits and prepaid expenses                        3,264          3,357
                                                    --------       --------
                                                     144,367        137,870
LONG-TERM INVESTMENTS                                 10,055         10,055
CAPITAL ASSETS, net                                   25,464         23,677
OTHER ASSETS, net                                     29,072         28,317
                                                    --------       --------
                                                    $208,958       $199,919
                                                    --------       --------
                                                    --------       --------

       LIABILITIES
Current
  Accounts payable                                  $  7,300       $ 12,244
  Accrued liabilities                                  5,561          4,129
  Income taxes payable                                 1,293          1,004
  Customer prepayments                                16,126          4,516
  Current portion of long-term debt                      751            653
                                                    --------       --------
                                                      31,031         22,546

LONG-TERM DEBT                                       125,856        126,182
                                                    --------       --------
                                                     156,887        140,728
                                                    --------       --------
     SHAREHOLDERS' EQUITY
Share capital                                         21,019         19,428
Warrants                                               8,244          8,244
Retained earnings                                     22,059         24,748
Cumulative translation adjustment                        749         (1,229)
                                                    --------       --------
                                                      52,071         51,191
                                                    --------       --------
                                                    $208,958       $199,919
                                                    --------       --------
                                                    --------       --------

                    BIOVAIL CORPORATION INTERNATIONAL
                    CONSOLIDATED STATEMENTS OF INCOME
    (All dollar amounts except per share data are expressed in thousands of U.S. dollars)
                               (Unaudited)

                              Three Months Ended       Six Months Ended
                                   June 30,                June 30,
                               1999        1998        1999        1998
                            ----------  ----------  ----------  ----------
REVENUE
  Product sales             $   24,979  $   17,296  $   37,541  $   28,763
  Research and development       8,635       4,109      15,352      11,953
  Royalty and licensing          2,550       3,850      11,502       6,428
                            ----------  ----------  ----------  ----------
                                36,164      25,255      64,395      47,144
                            ----------  ----------  ----------  ----------
EXPENSES
  Cost of goods sold             7,848       6,867      12,887      12,009
  Research and development       6,459       4,103      11,783       8,132
  Selling, general and
    administrative               6,359       4,143      12,604       8,454
                            ----------  ----------  ----------  ----------
                                20,666      15,113      37,274      28,595
                            ----------  ----------  ----------  ----------
OPERATING INCOME                15,498      10,142      27,121      18,549
INTEREST EXPENSE                (2,657)        (89)     (5,449)       (157)
                            ----------  ----------  ----------  ----------
INCOME BEFORE INCOME TAXES      12,841      10,053      21,672      18,392
PROVISION FOR INCOME TAXES         775         510       1,308       1,001
                            ----------  ----------  ----------  ----------
NET INCOME                  $   12,066  $    9,543  $   20,364  $   17,391
                            ----------  ----------  ----------  ----------
                            ----------  ----------  ----------  ----------
EARNINGS PER SHARE          $     0.49  $     0.36  $     0.83  $     0.65
                            ----------  ----------  ----------  ----------
                            ----------  ----------  ----------  ----------
WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES
  OUTSTANDING               24,533,987  26,849,900  24,533,987  26,849,900
                            ----------  ----------  ----------  ----------
                            ----------  ----------  ----------  ----------

                    BIOVAIL CORPORATION INTERNATIONAL
                  CONSOLIDATED STATEMENTS OF CASH FLOW
      (All dollar amounts are expressed in thousands of U.S. dollars)
                               (Unaudited)

                                                       Six Months Ended
                                                            June 30,
                                                        1999       1998
                                                      --------   --------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
  FOLLOWING ACTIVITIES

OPERATING
  Net income for the period                           $ 20,364   $ 17,391
  Depreciation and amortization                          3,154      2,346
                                                      --------   --------
                                                        23,518     19,737
  Change in non-cash operating items                    10,771      6,966
                                                      --------   --------

                                                        34,289     26,703
                                                      --------   --------
INVESTING
  Additions to capital assets, net                      (2,785)    (2,235)
  Executive stock purchase plan loans                       31        116
  Acquisition of product rights                         (1,811)         -
  Acquisition of royalty interest                            -    (15,000)
  Increase in other assets                                   -       (170)
  Long-term investments                                      -     (7,500)
                                                      --------   --------
                                                        (4,565)   (24,789)
                                                      --------   --------
FINANCING
  Acquisition of share capital                         (23,550)         -
  Issuance of share capital                              2,088      3,858
  Reduction in other long-term debt                       (300)    (7,840)
  Increase in other long-term debt                           -     14,706
                                                      --------   --------
                                                       (21,762)    10,724
                                                      --------   --------
Effect of exchange rate changes on cash                    117        (31)
                                                      --------   --------
INCREASE IN CASH                                         8,079     12,607
                                                      --------   --------
CASH AND SHORT-TERM DEPOSITS,
  BEGINNING OF PERIOD                                   78,279      8,275
                                                      --------   --------
CASH AND SHORT-TERM DEPOSITS,
  END OF PERIOD                                       $ 86,358   $ 20,882
                                                      --------   --------
                                                      --------   --------

  CONTACT: Biovail Corporation International
           Eugene Melnyk, Robert Podruzny, John Miszuk
           416/285-6000
           Web Page: www.biovail.com
           Investor Relations e-mail: ir@biovail.com


"SAFE HARBOUR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: STATEMENTS IN THIS PRESS RELEASE REGARDING BIOVAIL CORPORATION INTERNATIONAL'S BUSINESS WHICH ARE NOT HISTORICAL FACTS ARE "FORWARD-LOOKING STATEMENTS" THAT INVOLVE RISKS AND UNCERTAINTIES. FOR A DISCUSSION OF SUCH RISKS AND UNCERTAINTIES, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS, SEE "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT OR FORM 10-K FOR THE MOST RECENTLY ENDED FISCAL YEAR.